Nasdaq Regulation

Nasdaq

Will Slattery
Vice President
Listing Qualifications

January 31, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 31, 2020, The Nasdaq Stock Market (the "Exchange") received from Crescent Capital BDC, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.001 par value per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,



William Slattery